

Mail Stop 3030

August 7, 2009

Via Facsimile and U.S. Mail

Steven A. Schumm
Chief Financial Officer
Thermadyne Holdings Corporation
16052 Swingley Ridge Road, Suite 300
Chesterfield, MO   63017

> **Re: Thermadyne Holdings Corporation**
> **Form 10-K for the year ended December 31, 2008**
> **Filed March 11, 2009**
> **File No. 1-13023**

Dear Mr. Schumm:

We have reviewed your letter dated July 23, 2009 and have the following comment. Where indicated, we think you should revise future filings in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 11. Executive Compensation

Director Compensation, page 18

1.   Regarding your response to prior comment 1, we are unable to conclude that no disclosure is required pursuant to Regulation S-K Item 402(a)(2) for the director fees that are earned by Mr. Pattelli, subsequently paid to Angelo, Gordon and then "…applie[d]…to the applicable funds and client accounts that hold investments in

the Company." Please see the first sentence of Item 402(a)(2), which reads in relevant part that "[t]his Item requires clear, concise and understandable disclosure of all plan and non-plan compensation awarded to, *earned by*, or paid to…directors covered by paragraph (k) of this Item…" (emphasis added). Accordingly, we reissue prior comment 5 from our letter dated May 18, 2009.

As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comment.

You may contact David Burton, Staff Accountant, at (202) 551-3626 or me at (202) 551-3643 if you have questions regarding comments on the financial statements and related matters. Please contact Celia Soehner, Staff Attorney, at (202) 551-3463 or Mary Beth Breslin, Senior Attorney, at (202) 551-3625 if you have questions on other comments. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant at (202) 551-3671.

Sincerely,

Kevin L. Vaughn
Accounting Branch Chief